PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed consolidated financial statements of the Company as at and for the three and six months ended June 30, 2013, as well as the annual audited consolidated financial statements for the year ended December 31, 2012 and the corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2012, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements for the three and six months ended June 30, 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risk and uncertainties” in the Company’s Annual Information Form dated April 1 , 2013.

This MD&A has been prepared as of August 7, 2013.

SECOND QUARTER HIGHLIGHTS

  Produced 39,089 gold equivalent ounces¹ in the second quarter, compared to 33,598 in 2012;

  Produced 26,904 ounces of gold and 1.46 million ounces of silver in the second quarter (the highest of any quarter since Primero has owned the San Dimas mine), compared to 23,277 ounces and 1.36 million ounces, respectively, in 2012;

  Incurred total cash costs per gold equivalent ounce² of $551 for the second quarter, compared to $525 in 2012. On a by-product basis, total cash costs per gold ounce were $167 for the second quarter, compared to $44 in 2012;

  Incurred all-in sustaining costs of $659 per ounce³ in the second quarter, compared to $637 per ounce in the second quarter of 2012;

  Primero met the threshold under the silver purchase agreement in April 2013 and subsequently sold 603,476 ounces at spot prices, compared with 470,000 ounces in 2012;

  Earned net income of $4.2 million ($0.04 per share) for the second quarter, compared to $6.6 million ($0.07 per share) in 2012. Adjusted net income4 was $17.0 million ($0.16 per share) for the second quarter, compared to $15.4 million ($0.17 per share) for 2012;

  Accrued $6.9 million in the second quarter for social security premiums in Mexico covering the period since the acquisition of the San Dimas mine in August 2010, after resolving claims from the Mexican social security authorities;

  Generated operating cash flows before working capital changes of $16.9 million in the second quarter, compared to $35.4 million in 2012;

  Closed the acquisition of Cerro Resources NL on May 22, 2013, thereby securing a 69.2% interest in the Cerro del Gallo development stage project in Guanajuato, Mexico.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the second quarter 2013 was based on realized prices of $1,398 per ounce of gold and $11.66 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non- GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” below for a reconciliation of all-in sustaining costs per gold ounce.

4

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company currently owns one producing property, the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, a 69.2% interest in one project in the development stage, Cerro del Gallo, located in state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango state, Mexico

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P”, on the New York Stock Exchange (“NYSE”) under the symbol “PPP” and on the Australian Securities Exchange (“ASX”) under the symbol “PPM”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

With the recent addition of the Cerro del Gallo development project, Primero is well positioned as an emerging mid-tier gold producer. The Company believes that the San Dimas mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. The addition of the Cerro del Gallo project increased the Company's reserves and resources and could potentially deliver an additional 95,000 gold equivalent ounces (based on 100% ownership) per year of production. Primero is focused on optimizing the San Dimas mine, making a construction decision at Cerro del Gallo and, if appropriate, making further acquisitions of precious metal properties in low risk regions of the Americas.

RECENT CORPORATE DEVELOPMENTS

Acquisition of Cerro del Gallo

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement (the "Arrangement") under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset is 69.2% of the feasibility stage Cerro Del Gallo project, a gold-silver deposit located in the province of Guanajuato, Mexico. A subsidiary of Goldcorp Inc. (“Goldcorp”) owns the remaining 30.8% of the Cerro del Gallo project.

Cerro del Gallo is an attractive long-life project that will diversify Primero’s near-term production with an anticipated additional 95,000 gold equivalent ounces per year on a 100% ownership basis (expected to begin in mid-2015), a 58% increase in currently estimated near-term production. The project significantly increases Primero’s current reserves and measured and indicated resources. Furthermore it leverages on Primero's regional expertise and solidifies its presence in Mexico, one of the world's most supportive mining districts, with further consolidation opportunities.

Under the terms of the Arrangement, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited ("Santana"). Santana assumed Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, whose shares are listed on the ASX under the symbol “SMI”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The total purchase price of Cerro was $97.9 million, which was substantially funded by the issue of 18 million Primero shares.

The Company has considered its plan for the Cerro del Gallo project and reduced its estimated capital spending in 2013 to approximately $15 million (on a 100% ownership basis) in order to advance the project to a construction decision. This spending is expected to be sufficient to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program, including condemnation drilling. The Company expects to make a construction decision early in the fourth quarter of 2013. For more details see “Liquidity outlook - Capital expenditures for the Cerro del Gallo project” below.

Appointment of Brad Marchant to Board of Directors

On June 26, 2013, the Company appointed Brad Marchant as an independent director to its Board of Directors. Mr. Marchant has over 30 years of experience in the mining and environmental industry both in management and as a director. Primero is committed to maintaining the highest levels of corporate governance and responsibility and Mr. Marchant’s extensive technical and environmental experience in the mining sector will be a significant benefit to the Company.

Liability for social security payments

When Primero acquired the San Dimas Mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine, Primero continued to provide social security benefits to its Mexican employees.

The Company has been in talks with the IMSS authority for about two years and the recent change in federal government has brought matters to a conclusion. The outcome is that effective June 1, 2013 all of the Mexican employees are registered for IMSS and the Company is paying social security premiums on their behalf. In addition, on July 23, 2013, the IMSS authority notified the Company that it would be assessed $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010. Consequently the Company has accrued $6.9 million in its financial statements as at June 30, 2013. The amount that relates to 2013 ($1.4 million) has been charged to operating expenses while the amount that relates to 2012 and earlier years ($5.5 million) has been charged to other expenses in the statement of operations (and eliminated in the computation of adjusted net income in the second quarter 2013).

Part of the discussion with the IMSS authority involves the development of a reversion and subrogation agreement that clarifies which federal social security premiums will be discounted due to the Company providing benefits to its employees. This agreement has not been finalized; however, the Company expects that its incremental annual cost for social security will be approximately $2 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

SELECTED QUARTERLY INFORMATION

	Three months ended		Six months ended
	30-Jun-13	30-Jun-12	30-Jun-13	30-Jun-12
Operating Data
Tonnes of ore milled	201,680	174,742	385,491	353,265
Produced
Gold equivalent (ounces)	39,089	33,598	66,745	59,309
Gold (ounces)	26,904	23,277	51,095	45,865
Silver (million ounces)	1.46	1.36	2.83	2.67
Sold
Gold equivalent (ounces)	37,555	35,442	66,029	61,532
Gold (ounces)	25,692	24,876	50,428	47,880
Silver (million ounces)	1.42	1.39	2.90	2.72
Average realized prices
Gold ($/ounce)	$1,398	$1,610	$1,510	$1,643
Silver ($/ounce)¹	$11.66	$12.24	$7.82	$8.26
Total cash costs (per gold ounce)
Gold equivalent basis	$551	$525	$620	$591
By-product basis	$167	$44	$377	$282
All-in sustaining costs (per gold ounce)	$659	$637	$943	$834

Financial Data		(Restated)		(Restated)
(in thousands of US dollars except per share amounts)
Revenues	52,475	57,061	98,796	101,065
Earnings from mine operations	23,593	30,169	39,299	48,831
Net income	4,241	6,579	21,565	36,722
Basic income per share	0.04	0.07	0.21	0.42
Diluted income per share	0.04	0.07	0.21	0.38
Adjusted net income per share	0.16	0.17	0.26	0.39
Operating cash flows before working capital changes	16,932	35,386	36,443	55,178
Assets
Mining interests	600,525	486,910	600,525	486,910
Total assets	780,316	640,919	780,316	640,919
Liabilities
Long-term liabilities	49,678	53,745	49,678	53,475
Total liabilities	95,567	115,071	95,567	115,071
Equity	684,749	525,848	684,749	525,848
Weighted average shares outstanding (basic)(000's)	105,345	88,260	101,321	88,260
Weighted average shares outstanding (diluted)(000's)	105,696	96,688	101,817	96,698

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Restated results

In the third quarter 2012, the Company identified that during its transition to IFRS, it had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). Under IFRS, the non-monetary assets and liabilities of an entity are measured in its functional currency. If the entity’s taxable profit or tax loss (and, hence, the tax base of its non-monetary assets and liabilities) is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset. The resulting deferred tax is charged or credited to profit or loss.

The adjustments resulting from application of this provision of IFRS are to deferred tax assets / liabilities and deferred income tax expense / recovery. The adjustments do not impact cash taxes or the Company’s cash flows and, consistent with disclosure by other mining companies, they are eliminated in the computation of adjusted net income.

Accordingly, the Company restated the consolidated financial statements for the years ended December 31, 2011 and 2010, the three months ended March 31, 2012 and 2011, the three and six months ended June 30, 2012 and 2011 and the three and nine months ended September 30, 2011 and 2010 to give effect to the IFRS guidance. The adjustments to the Company’s financial statements as a result of these restatements are shown in Note 2 to the Company’s condensed consolidated financial statements for the three and nine months ended September 30, 2012 and 2011 as filed on SEDAR. The disclosures in this MD&A have been amended to take into account the adjustments discussed above.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

OUTLOOK FOR 2013 REVISED UPWARD

Primero has increased its production guidance to between 125,000 and 135,000 gold equivalent ounces, up to 21% higher than 2012, based on higher throughput at slightly higher grades. The Company now expects its gold production to be in the range of 95,000 and 105,000 ounces and has revised its silver production guidance to between 5.6 million and 6.0 million ounces.

Cash costs for 2013 are still expected to be in the range of $620 to $640 per gold equivalent ounce, however, the Company now expects its by-product cash costs to be between $410 and $430 per gold ounce on a by-product basis primarily as a result of reduced silver by-product credits.

Primero's 2013 revised outlook is summarized in the following table:

	2012 Actuals	Outlook 2013	Outlook 2013
		(original)	(revised)
Attributable gold equivalent production
(gold equivalent ounces)	111,132	120,000-130,000	125,000-135,000
Gold production (ounces)	87,900	90,000-100,000	95,000-105,000
Silver production (ounces)	5,134,184	6,000,000-6,500,000	5,600,000-6,000,000
Total cash costs (per gold equivalent ounce)	$636	$620 - $640	$620 - $640
Total cash costs - by-product (per gold ounce)	$366	$280 - $300	$410 - $430

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,410 per ounce; an average silver price of $6.77 per ounce (calculated using the silver agreement contract price of $4.14 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21.16 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

The Company has also updated its capital and exploration expenditure guidance for San Dimas to include the initiation of an expansion at the Company’s hydro-electric facility. Capital expenditures at San Dimas are expected to be approximately $45 million excluding capitalized exploration expenses of $15 million.

Underground development at San Dimas in 2013 is focused in the main mining (Central Block and Sinaloa Graben) blocks. In 2013 the majority of the ore is anticipated to come from the Central Block with approximately 30% from the higher-grade Sinaloa Graben block.

Capital expenditures for the Cerro del Gallo project are expected to be approximately $15 million in 2013 based on 100% ownership. The Company plans to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program, including condemnation drilling. The Company expects to make a construction decision on the Cerro del Gallo project early in the fourth quarter of 2013. Assuming that a decision is made to proceed with construction, the Company expects to commence production at Cerro del Gallo in mid-2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

REVIEW OF OPERATIONS

San Dimas mine

The following table discloses operating data for the second quarter 2013 and the preceding four quarters.

	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12
Operating Data
Tonnes of ore milled	201,680	183,811	190,073	177,926	174,742
Average mill head grade (grams/tonne)
Gold	4.25	4.20	3.90	3.40	4.25
Silver	236	242	228	210	256
Average recovery rate (%)
Gold	98%	98%	97%	97%	97%
Silver	96%	96%	95%	95%	95%
Produced
Gold equivalent (ounces)	39,089	27,656	26,310	25,582	33,598
Gold (ounces)	26,904	24,190	23,143	18,892	23,277
Silver (million ounces)	1.46	1.37	1.32	1.14	1.36
Sold
Gold equivalent (ounces)	37,555	28,474	25,416	23,251	35,442
Gold (ounces)	25,692	24,736	22,404	17,100	24,876
Silver at fixed price (million ounces)	0.82	1.48	1.25	0.80	0.92
Silver at spot (million ounces)	0.60	-	-	0.25	0.47
Average realized price (per ounce)
Gold	$1,398	$1,626	$1,715	$1,646	$1,610
Silver	$11.66	$4.12	$4.12	$9.66	$12.24
Total cash operating costs ($000s)	$21,530	$19,873	$17,818	$17,872	$17,645
Total cash costs (per gold ounce)
Gold equivalent basis	$551	$719	$677	$699	$525
By-product basis	$167	$589	$535	$363	$44
All-in sustaining costs (per ounce)	$659	$1,236	$1,644	$1,279	$637

San Dimas produced 26,904 ounces of gold and 1.46 million ounces of silver in the second quarter 2013, 16% more and 7% more, respectively, than the same period in 2012. The increase in gold production was due to 15% higher throughput in 2013 than 2102 at a constant grade. Silver grades decreased 8% in 2013 compared with the second quarter of 2012, partially offsetting the growth in throughput. The Company had completed a 30-week optimization project designed to operate the mill at its name-plate capacity of 2,150 tonnes per day (“TPD”) in the first quarter 2013 and throughput averaged 2,216 TPD in the second quarter 2013 compared with 1,920 TPD in the second quarter of 2012. The mill is currently undergoing expansion to 2,500 TPD that is expected to be completed by the end of 2013.

Total cash costs on a gold equivalent and by-product basis in Q2 2013 were $551 and $167 per ounce, respectively, compared with $525 and $44 per ounce, respectively, in Q2 2012. Cash operating costs were $3.9 million or 22% higher in the second quarter of 2013 as compared to the second quarter of 2012, however, this was offset by a 16% increase in gold equivalent ounces produced. Increases in input costs included $3.1 million higher labour and contractor costs (due to annual pay rate increases, the cost of social security premiums ($1.5 million) and implementation of long hole mining) and $0.6 million higher maintenance costs for the mill and mine as compared to the prior period. Cash operating costs per tonne were $106.73 in Q2 2013, an increase of 6% and a decrease of 1%, respectively, from Q2 2012 and Q1 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The 3.5 million ounce annual threshold under the silver purchase agreement was met in early April 2013, approximately half a month before last year, and the Company subsequently sold 603,476 ounces of silver at market prices in Q2 2013, compared with 470,000 ounces in Q2 2012. The Company will continue to sell 50% of silver production at spot prices until the threshold is reset again on August 6, 2013. The increase in silver production in Q2 2013 from Q2 2012 was offset by a 22% reduction in average spot prices, resulting in lower silver by-product credits and higher total cash costs on by-product basis in Q2 2013 than Q2 2012.

In June 2013, the World Gold Council published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce” in the second quarter of 2013 and reported all-in sustaining costs of $659 per gold ounce, compared with $637 per gold ounce in Q2 2012. Since all-in sustaining costs are calculated on a by-product basis, they are lower for the Company in the second and third fiscal quarters, when the Company is able to sell silver at spot prices, than the first and fourth fiscal quarters. On an annual basis, after completion of the mill expansion, the Company expects that its all-in sustaining costs will be approximately $1,000 per gold ounce.

Transition matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas mine have largely been resolved. At the end of the first quarter 2013, the only significant outstanding matter was securing a license to operate the aircraft used to access the mine. In Mexico, aircraft can only be operated through a licensed carrier and the Company has been operating its aircraft through the carrier of the previous mine owner, Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”). On July 23, 2013, the Company received its carrier’s license and it is expected that it will take approximately three months to complete the handover from DMSL.

There are no substantive transition matters related to Cerro del Gallo.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

THREE MONTHS ENDED JUNE 30, 2013 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2012

In thousands of US dollars except per share amounts	Three months ended June 30,
	2013	2012
		(Restated)
	$	$
Revenue	52,475	57,061
Operating expenses	(20,813)	(18,253)
Depreciation and depletion	(8,069)	(8,639)
Total cost of sales	(28,882)	(26,892)
Earnings from mine operations	23,593	30,169
General and administrative	(1,907)	(6,017)
Other expense	(5,755)	(343)
Foreign exchange gain (loss)	651	(1,280)
Finance income	40	695
Finance expense	(415)	(692)
Loss on derivative contracts	-	(176)
Earnings before income taxes	16,207	22,356
Income tax expense	(11,966)	(15,777)
Net income for the period	4,241	6,579
Basic income per share	0.04	0.07
Diluted income per share	0.04	0.07
Weighted average number of common shares outstanding - basic	105,344,778	88,259,831
Weighted average number of common shares outstanding - diluted	105,696,266	96,688,006

The Company earned net income of $4.2 million ($0.04 per share) for the three months ended June 30, 2013 compared with net income of $6.6 million ($0.07 per share) for the three months ended June 30, 2012. Higher gold and silver production and sales were offset by lower realized commodity prices, reducing revenue and earnings from mine operations in the Q2 2013 compared with the Q2 2012. Lower general and administrative expenses, due primarily to reduced share-based payment expense, in Q2 2013 than Q2 2012 were offset by higher other expense, due to the accrual of a liability for historical social security premiums in Mexico. Net income per share in Q2 2013 was also negatively impacted by a 19% increase in the number of weighted average shares outstanding.

Adjusted net income, which primarily excludes the accrual for historical social security premiums in Q2 2013 and the impact of foreign exchange changes on deferred tax balances in both periods, was $17.0 million ($0.16 per share) for Q2 2013, compared with $15.4 million ($0.17 per share) for Q2 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Revenue

Revenue was $52.5 million for the three months ended June 30, 2013, 8% lower than the same period in 2012. Revenue from gold decreased 10% to $35.9 million in Q2 2013 from $40.1 million in Q2 2012. While sales of gold increased 3% to 25,692 ounces in Q2 2013 from 24,876 ounces in Q2 2012, the average realized gold price decreased 13% to $1,398 per ounce in Q2 2013 from $1,610 per ounce in Q2 2012. Gold and other commodity prices have declined steadily during 2013, with the sharpest decreases occurring during Q2 2013, mainly due to concerns over the cessation of quantitative easing in the U.S., the prospect of higher interest rates and a rising US dollar. At the end of the second quarter the spot gold price was $1,192 per ounce, $406 per ounce lower than the spot price at the end of the first quarter. Since June 30, 2013, the spot price has recovered somewhat to in excess of $1,300 per ounce.

Revenue from silver decreased 3% to $16.6 million in Q2 2013 from $17.0 million in Q2 2012. The decline was less than the decline in gold revenue because of the silver purchase agreement under which Primero sells the majority of its silver production at a fixed price. Silver sales increased 2% to 1.42 million ounces in Q2 2013 from 1.39 million ounces in Q2 2012 and the average realized silver price decreased 5% to $11.66 per ounce in Q2 2013 from $12.24 per ounce in Q2 2012. In the second quarter 2013, the Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans in early April, and subsequently sold 603,476 ounces of silver at an average price of $21.88. In the prior year, the threshold was met at the end of April, and the Company subsequently sold 470,000 ounces at an average price of $28.21.

Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interests, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

Operating expenses

Operating expenses of the San Dimas mine were $20.8 million in the second quarter 2013, up from $18.3 million in the same period 2012. The increase was due mainly to the higher volume of ounces sold and increased labour costs and mine and mill maintenance expenses. The increased labour costs reflect year-over-year pay rate changes ($0.9 million), the cost of long hole mining ($0.6 million), which commenced in Q3 2012, and higher social security premiums ($1.5 million) due to resolving claims from the Mexican social security authorities. Total cash operating costs per ounce increased to $551 and $167 in Q2 2013 on a gold equivalent and by-product basis, respectively, from $525 and $44, respectively, for Q2 2012 (see REVIEW OF OPERATIONS – San Dimas Mine above). Operating expenses in 2013 include $(0.4) million (2012 – $0.2 million) of share-based payment expense related to personnel at the mine, of which $(0.5) relates to the Company’s cash-settled PSUs, and $0.1 million relates to the Company’s equity-settled PSUs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Depreciation and depletion expense

The depreciation and depletion expense was $8.1 million for the three months ended June 30, 2013 compared to $8.6 million in the same period 2012 due primarily to adjustments to the depletion base in Q2 2012 partially offset by the increase in production and sales in Q2 2013.

General and administrative expenses

General and administrative expenses were $1.9 million for the second quarter 2013, compared to $6.0 million for the same period in 2012, broken down as follows:

	Three months ended
	June 30
(In thousands of U.S. dollars)	2013	2012

Share-based payments	(2,369)	1,862
Salaries and wages	1,770	1,414
Rent and office costs	421	218
Legal, accounting, consulting, and other professional fees	977	1,852
Other general and administrative expenses	1,108	671
Total	1,907	6,017

The credit for share-based payment expense in the second quarter 2013 was due to the decline in the Company’s share price from March 31, 2013 to June 30, 2013, which impacted the carrying value of units in the Company’s Phantom Share Unit Plan (“PSUP”). The carrying value of PSUs is marked-to-market each quarter based on the Company’s share price and the resulting adjustment is credited or charged to the statement of operations over the remaining vesting period of the PSUs. Total general and administrative excluding share-based payment was essentially flat on a year-over-year basis, with higher compensation, occupancy and other general and administrative expenses Q2 2013 offsetting higher legal, consulting and professional fees in Q2 2012.

Other expense

Other expense was $5.8 million in the second quarter 2013, compared with $0.3 million in the second quarter 2012. The amount in 2013 includes $5.5 million in respect of social security premiums in Mexico (see “RECENT CORPORATE DEVELOPMENTS – Liability for social security payments” above). This amount has been eliminated in the computation of adjusted net income in Q2 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Finance expense

Finance expense was $0.4 million for the three months ended June 30, 2013, compared to $0.7 million for the same period in 2012. Accrued interest on the promissory note and convertible note was $0.4 million higher in 2012 than 2013 due to the full settlement of the convertible note in August 2012, as well as a $5 million instalment payment on the promissory note made on December 31, 2012 and a $7.8 million principal repayment on account of the excess free cash flow covenant in the promissory note in February 2013. Additionally, $0.1 million more interest was capitalized to assets under construction in the second quarter 2012 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange gain of $0.7 million in the second quarter 2013 compared with a foreign exchange loss of $1.3 million in the same period of 2012. The gain in Q2 2013 was due to unrealized foreign exchange gains primarily on accounts payable and accrued withholding taxes (denominated in pesos), as a result of the depreciation of the Mexican peso relative to the US dollar during the three month period. The loss in Q2 2012 was mainly due to unrealized foreign exchange losses on deferred tax asset and accounts receivable balances, partially offset by gains on accounts payable balances, as a result of the sharp depreciation of the Mexican peso relative to the US dollar during the three month period.

Income taxes

The Company recorded an income tax expense of $12.0 million in the three months ended June 30, 2013, compared with $15.8 million in the same period in 2012. The effective tax rates were 75% and 71% in Q2 2013 and Q2 2012, respectively. The abnormally high rate in both periods was due mainly to the impact of foreign exchange on deferred tax assets and liabilities, which increased tax expense by $8.4 million in each year. These adjustments arise because the Company’s Mexican subsidiary measures its non-monetary assets and liabilities in its functional currency (the US dollar) for book purposes but it computes its taxes (and, hence, the tax base of its non-monetary assets and liabilities) in pesos and under IFRS changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset, with an offsetting charge or credit to profit or loss. The weakening of the peso against the US dollar in Q2 2013 and Q2 2012 created these charges. Excluding the impact of these charges, the Company’s effective tax rates would have been 22% and 33% in 2013 and 2012, respectively. Refer to Note 8 of the Company’s condensed consolidated financial statements for the three and six months ended June 30, 2013 for more details.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Mining interests and impairment

The rapid and significant decline in commodity prices during the second quarter 2013, and the general view that the decline might not reverse in the short-term, was considered by Management to be an impairment indicator and as such, Management performed an impairment analysis on the San Dimas and Cerro del Gallo cash generating units (“CGUs”) as at June 30, 2013. The impairment analysis performed was a value in use model (a discounted cash flow analysis) for each CGU and based on the inputs to the model, there was no impairment to the San Dimas CGU or the Cerro del Gallo CGU at June 30, 2013. Management believes that the net carrying value of the San Dimas and Cerro del Gallo CGUs is supported based on the estimates included in the model. The most significant of the assumptions incorporated into the models are i) the estimate of reserves, resources and exploration potential and ii) commodity prices. Should any of the assumptions in the value in use models be changed, there is a risk that the San Dimas CGU and the Cerro del Gallo CGU would be impaired (see “Mining interests and impairment testing” under “CRITICAL ACCOUNTING ESTIMATES” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

SIX MONTHS ENDED JUNE 30, 2013 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2012

In thousands of US dollars except per share amounts	Six months ended June 30,
	2013	2012
		(Restated)
	$	$
Revenue	98,796	101,065
Operating expenses	(43,276)	(37,146)
Depreciation and depletion	(16,221)	(15,088)
Total cost of sales	(59,497)	(52,234)
Earnings from mine operations	39,299	48,831
General and administrative	(9,703)	(9,532)
Other expense	(6,082)	(431)
Foreign exchange (loss) gain	(710)	204
Finance income	151	832
Finance expense	(924)	(1,839)
Loss on derivative contracts	-	(197)
Earnings before income taxes	22,031	37,868
Income tax expense	(466)	(1,146)
Net income for the period	21,565	36,722
Basic income per share	0.21	0.42
Diluted income per share	0.21	0.38
Weighted average number of common shares outstanding - basic	101,320,723	88,259,831
Weighted average number of common shares outstanding - diluted	101,817,431	96,698,257

The Company earned net income of $21.6 million ($0.21 per share) for the six months ended June 30, 2013 compared with net income of $36.7 million ($0.42 per share) for the six months ended June 30, 2012. Higher sales volumes were offset by lower commodity prices, reducing revenue, which combined with higher operating expenses, decreased earnings from mine operations. The accrual of a $5.5 million liability for historical social security premiums, covering the period from the acquisition of the San Dimas mine in August 2010 to the end of 2012, also reduced earnings in the six months ended June 30, 2013. Net income per share in 2013 was further negatively impacted by a 15% increase in the number of weighted average shares outstanding.

Adjusted net income, which primarily excludes the accrual for historical social security premiums in 2013 and the impact of foreign exchange changes on deferred tax balances in both years, was $26.1 million ($0.26 per share) for the six months ended June 30, 2013, compared with $34.2 million ($0.39 per share) for the same period in 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Revenue

Revenue was $98.8 million for the six months ended June 30, 2013 as a result of selling 50,428 ounces of gold at an average realized price of $1,510 per ounce, and 2.90 million ounces of silver at an average realized price of $7.82 per ounce. Revenue was $101.1 million for the same period in 2012 from selling 47,880 ounces of gold at an average realized price of $1,643 per ounce and 2.72 million ounces of silver at an average realized price of $8.26 per ounce. The Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans in early April 2013, and subsequently sold 603,476 ounces of silver at an average price of $21.88. In the prior year, the threshold was met at the end of April, and the Company subsequently sold 470,000 ounces at an average price of $28.21.

Operating expenses

Operating expenses of the San Dimas mine were $43.3 million in the first half of 2013, compared to $37.1 million in the same period 2012 due mainly to the increased sales volumes, increased labour and contractor costs, higher mine and mill maintenance expenses and the cost of the Company’s optimization project which commenced in the third quarter 2012, which added $1.0 million to operating expenses in the six months ended June 30, 2013. Labour and contractor costs were impacted by year-over-year pay rate changes, higher social security premiums and the use of long hole mining, which was introduced at San Dimas in the third quarter of 2012. There was an increase in cash production costs per ounce from 2012 to 2013; gold equivalent and by-product cash costs were $620 and $377, respectively, for 2013, compared with $591 and $282, respectively, for 2012. An 18% increase in total cash operating costs was partially offset by an 11% increase in gold equivalent ounces in 2013, resulting in a 7% increase in cash costs per gold equivalent ounce. By-product cash costs per ounce increased by 34% in 2013 due mainly to the lower silver price realized on spot sales, which constrained by-product silver credits. Operating expenses in 2013 include $(0.1) million (2012 – $0.4 million) of share-based payment expense related to personnel at the mine, of which $(0.2) relates to the Company’s cash-settled PSUs, and $0.1 million relates to the Company’s equity-settled PSUs.

Depreciation and depletion expense

Depreciation and depletion expense was $16.2 million for the six months ended June 30, 2013 compared to $15.1 million in the same period 2012 due mainly to the increased production and sales volumes.

General and administrative expenses

General and administrative expenses were $9.7 million for the first half of 2013, compared to $9.5 million for the same period in 2012, broken down as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

	Six months ended
	June 30
(In thousands of U.S. dollars)	2013	2012

Share-based payments	2,307	2,308
Salaries and wages	2,990	2,540
Rent and office costs	902	471
Legal, accounting, consulting, and other professional fees	1,521	2,661
Other general and administrative expenses	1,983	1,552
Total	9,703	9,532

Comparatively lower legal, accounting, consulting and professional fees was offset by increased compensation costs (partly due to bringing certain functions in house) and increased office occupancy costs and other general and administrative expenses, resulting in an overall 2% increase in general and administrative expenses in 2013.

Other expense

Other expense was $6.1 million in the six months ended June 30, 2013, compared with $0.4 million in the same period of 2012. The amount in 2013 includes $5.5 million in respect of social security premiums in Mexico for the period from the acquisition of the San Dimas mine in August 2010 to the end of 2012 (see

“REVIEW OF OPERATIONS - THREE MONTHS ENDED JUNE 30, 2013 COMPARED WITH THREE MONTHS

ENDED JUNE 30, 2012 – Other expense” above).

Finance expense

Finance expense was $0.9 million for the six months ended June 30, 2013, compared to $1.8 million for the same period in 2012. Accrued interest on the promissory note and convertible note was $0.8 million higher in 2012 than 2013 due to the full settlement of the convertible note in August 2012, as well as a $5 million instalment payment on the promissory note made on December 31, 2012 and a $7.8 million principal repayment on account of the excess free cash flow covenant in the promissory note in February

2013 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange loss of $0.7 million in the first half of 2013 compared with a foreign exchange gain of $0.2 million in the same period of 2012. The Mexican peso depreciated against the US dollar in the first six months of 2013 and appreciated against the US dollar in the first six months of 2012, producing unrealized foreign exchange losses and gains, respectively, in 2013 and 2012 on the conversion of peso denominated asset and liability balances.

Income taxes

The Company recorded an income tax expense of $0.5 million in the six months ended June 30, 2013, compared with $1.1 million in the six months ended June 30, 2012. The effective tax rates were 2% and 3% in 2013 and 2012, respectively. The abnormally low rate in both periods was due mainly to the impact of Mexican inflation on the tax values of assets and deductions for intercompany interest, which in the aggregate decreased tax expense by $10.6 million in the 2013 period and $11.1 million in the 2012 period. In addition, the impact of foreign exchange on deferred tax assets increased tax expense by $0.2 million in 2013 and decreased tax expense by $3.1 million in 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

EIGHT QUARTER SELECTED FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

(In thousands of US$ except for per
share amounts and operating data)	2013		2012				2011
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
					(Restated)	(Restated)	(Restated)	(Restated)
Revenue	52,475	46,321	43,597	38,277	57,061	44,004	35,645	46,079
Net income	4,241	17,325	1,245	11,586	6,579	30,143	31,216	16,491
Basic income per share	0.04	0.18	0.01	0.12	0.07	0.34	0.35	0.19
Diluted income per share	0.04	0.18	0.01	0.12	0.07	0.31	0.32	0.19
Adjusted net income	17,039	9,415	4,528	2,634	15,369	18,780	4,685	11,567
Adjusted net income per share	0.16	0.10	0.05	0.03	0.17	0.21	0.05	0.13
Operating cash flow before
working capital changes	16,932	19,309	17,775	16,172	35,813	20,944	14,602	40,770
Cash	130,390	141,246	139,244	133,130	125,733	86,268	80,761	107,227
Total assets	780,316	692,015	670,506	662,069	640,919	636,210	609,259	614,029
Long-term liabilities	49,678	48,745	45,071	60,676	53,745	52,196	52,299	122,699
Equity	684,749	590,340	571,738	567,683	525,848	518,867	487,840	455,761
Gold produced (ounces)	26,904	24,190	23,143	18,892	23,277	22,588	20,191	19,500
Gold equivalent ounces produced	39,089	27,656	26,310	25,582	33,598	25,793	23,115	27,450
Gold sold (ounces)	25,692	24,736	22,404	17,100	24,876	23,004	18,487	19,659
Average price realized per gold ounce	$1,398	$1,626	$1,715	$1,646	$1,610	$1,678	$1,679	$1,668
Cash cost per gold equivalent ounce	$551	$719	$677	$699	$525	$674	$719	$641
Cash cost per gold ounce, net of silver by-products	$167	$589	$535	$363	$44	$532	$580	$222
All-in sustaining costs (per gold ounce)	$659	$1,236	$1,644	$1,279	$637	$1,041	$1,274	$806
Silver produced (million ounces)	1.46	1.37	1.32	1.14	1.36	1.32	1.20	1.10
Silver sold at fixed price (million ounces)	0.82	1.48	1.25	0.80	0.92	1.33	1.11	0.86

Gold production in Q2 2013 was a record for the Company due mainly to higher throughput attributed in part to the Company’s optimization project, which was completed at the end of Q1 2013. Gold production, and accordingly sales, were lower in Q3 2012 than Q1, Q2 and Q4 2012 partly as expected, given the sequencing of the mine plan and also because of power interruptions, which impacted the Company’s ability to complete the planned underground development for the quarter and, as a result, production tonnage for the same period. Revenue in Q2 2013, Q3 2012, Q2 2012 and Q3 2011 included $13.2 million, $6.8 million, $13.3 million and $9.8 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs and particularly by-product cash costs, in the second and third quarters of each year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income, for example the impact of foreign exchange rate changes on deferred tax assets and liabilities. The reduction in adjusted net income in Q4 and Q3 2012 compared with Q1 and Q2 2013, Q2 2012 and Q1 2012 was due mainly to lower sales volumes in Q2 and Q3 2012 as described above and higher stock-based compensation, resulting from the increase in the value of issued phantom share units as a result of the increase in the price of the Company’s common shares. Higher adjusted net income in Q3 2011 compared with the Q4 2011 was due mainly to silver sales at high spot prices.

The cash balance of $130.4 million at the end of Q2 2013 reflects the payout of $5.0 million of PSUs , $3.9 million to close the Cerro transaction and make the Santana investment, as well as above average capital expenditures at San Dimas in the quarter. The cash balance of $125.7 million at the end of Q2 2012 reflects the receipt of a refund of $20.1 million in taxes. Cash in Q1 2012 reflects the repayment of the first $5 million instalment of the promissory note plus $4.4 million in accrued interest thereon (see “Debt” below under “LIQUIDITY AND CAPITAL RESOURCES”), cash in Q4 2012 also reflects the second $5 million repayment installment of the promissory note and interest paid of $2.8 million and cash in Q2 2013 reflects a $7.8 million excess free cash flow payment against the principal of the promissory note. Cash in Q4 2011 was reduced by the $30 million convertible note repayment.

The approximate $70 million reduction in long-term liabilities from Q3 2011 to Q4 2011 was due mainly to the $30 million convertible note repayment in Q4 2011 and the reclassification of the $30 million balance of the convertible note to a current liability based on its contractual maturity. This remaining $30 million convertible note was repaid in common shares of the Company upon maturity in August 2012. The significant increase in equity in Q2 2013 was due mainly to the issue of 18 million of the Company’s shares to close the Cerro acquisition.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

NON-GAAP MEASURES

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Operating expenses per the consolidated financial statements ($000's)	20,813	18,253	43,276	37,146
Share-based payment included in operating expenses($000's)	355	(240)	71	(396)
Inventory movements and adjustments ($000's)	362	(368)	(1,944)	(1,724)
Total cash operating costs ($000's)	21,530	17,645	41,403	35,026
Ounces of gold produced	26,904	23,277	51,095	45,865
Gold equivalent ounces of silver produced	12,185	10,321	15,650	13,444
Gold equivalent ounces produced	39,089	33,598	66,745	59,309
Total cash costs per gold equivalent ounce	$551	$525	$620	$591

Total cash operating costs ($000's)	21,530	17,645	41,403	35,026
By-product silver credits ($000's)	(17,034)	(16,617)	(22,120)	(22,082)
Cash costs, net of by-product credits ($000's)	4,496	1,028	19,283	12,944
Ounces of gold produced	26,904	23,277	51,095	45,865
Total by-product cash costs per gold ounce produced	$167	$44	$377	$282

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Non – GAAP measure – All-in sustaining costs per gold ounce

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments and financing costs are also not included. The Company reports this measure on a gold ounces produced basis.

The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2013:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012

Cash costs, net of by-product credits ($000's)	4,496	1,028	19,283	12,944
Corporate general and administrative expenses
Share-based payments ($000's)	(2,369)	1,862	2,308	2,262
Other general and administrative expenses ( $000's)	4,276	4,155	7,395	7,270
Exploration and evaluation costs ($000's)	7,334	5,707	12,052	11,633
Reclamation cost accretion ($000's)	160	182	321	363
Sustaining capital expenditures ($000's)	3,836	1,899	6,833	3,776
All-in sustaining costs ($000's)	17,733	14,833	48,192	38,248

Ounces of gold produced	26,904	23,277	51,095	45,865

All-in sustaining costs per gold ounce	$659	$637	$943	$834

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Six months ended
(In thousands of US dollars except per share amounts)	June 30,		June 30,
	2013	2012	2013	2012
		(Restated)		(Restated)
Net income	4,241	6,579	21,565	36,722
Loss on derivative contracts	-	176	-	197
Impact of foreign exchange on deferred income tax assets and liabilities	8,402	8,426	178	(3,139)
Liability for social security payments, net of tax	3,823	-	3,823	-
Transaction costs	573	188	574	370
Adjusted net income	17,039	15,369	26,140	34,150

Adjusted net income per share	0.16	0.17	0.26	0.39

Weighted average number of common shares outstanding (basic)	105,344,778	88,259,831	101,320,723	88,259,831

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP measures operating cash flows and operating cash flows per share before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Six months ended
(In thousands of US dollars except per share amounts)	June 30,		June 30,
	2013	2012	2013	2012
Cash provided by operating activities	10,382	46,587	28,275	69,319
Change in non-cash operating working capital	6,550	(11,201)	8,158	(14,141)
Operating cash flows before working capital changes	16,932	35,386	36,433	55,178

Operating cash flows per share before working capital changes	0.16	0.40	0.36	0.63
Weighted average number of common shares outstanding (basic)	105,344,778	88,259,831	101,320,723	88,259,831

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED JUNE 30, 2013 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2012

Net cash flows for the three months ended June 30, 2013 and 2012 were as follows:

	Three months ended
(In thousands of US dollars)	June 30,
	2013	2012
Cash Flow:	$	$
Provided by operating activities	10,382	46,587
Used in investing activities	(20,567)	(6,887)
Provided by financing activities	34	-
Effect of exchange rate changes on cash	(705)	(235)
(Decrease) increase in cash	(10,856)	39,465
Cash, beginning of period	141,246	86,268
Cash, end of period	130,390	125,733

Operating activities

During the three months ended June 30, 2013, the Company’s net cash flows provided by operating activities were $10.4 million, comprising cash flows before changes in working capital of $16.9 million, and changes in non-cash working capital of ($6.6) million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $31.1 million, offset by general and administrative costs of $8.7 million (including PSU payouts), other expenses of $5.8 million (including the accrual of social security payments) and income taxes paid of $0.2 million. The change in non-cash working capital of ($6.6) million mainly resulted from an increase in net taxes and other receivables of $3.9 million, and increases in prepaid expenses and inventories of $1.1 million and $0.9 million, respectively.

During the three months ended June 30, 2012, the Company’s net cash flows provided by operating activities were $46.6 million, being cash flows before changes in working capital of $35.4 million and changes in non-cash working capital of $11.2 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $38.8 million, offset by cash general and administrative costs of $4.2 million and income taxes paid of $0.4 million. The change in non-cash working capital of $11.2 million resulted primarily from a decrease in net taxes receivable of $17.4 million, partly offset by a decrease of $6.6 million in trade and other payables

Investing activities

Cash flows used in investing activities were $20.6 million in 2013, compared with $6.9 million in 2012. The majority of the outflows in 2013 and substantially all of the outflows in 2012 were for capital expenditures at the San Dimas Mine, mainly being exploration and delineation drilling and drifting and mine development. In addition, the Company spent $2.3 million in Q2 2013 on the mill expansion project to increase throughput to 2,500 TPD and $1.4 million to initiate a project to expand the power capacity at its hydro-electric facility. The mill expansion project is expected to be completed Q4 2013 and the mine development activity to match the expanded mill capacity will be completed in Q1 2014. In Q2 2013, the Company also used $4.6 million of cash as part of the acquisition of Cerro and investment in Santana.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Financing activities

In the three months ended June 30, 2013, the Company received $34,000 of cash from financing activities, upon the exercise of stock options. The Company did not have any cash flows related to financing activities in the three months ending June 30, 2012.

SIX MONTHS ENDED JUNE 30, 2013 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2012

Net cash flows for the six months ended June 30, 2013 and 2012 were as follows:

	Six months ended
(In thousands of US dollars)	June 30,
	2013	2012
Cash Flow:	$	$
Provided by operating activities	28,275	69,319
Used in investing activities	(29,191)	(14,611)
Used in financing activities	(6,876)	(9,406)
Effect of exchange rate changes on cash	(1,062)	(330)
Increase in cash	(8,854)	44,972
Cash, beginning of period	139,244	80,761
Cash, end of period	130,390	125,733

Operating activities

During the six months ended June 30, 2013, the Company’s net cash flows provided by operating activities were $28.3 million, comprising cash flows before changes in working capital of $36.4 million and changes in non-cash working capital of ($8.2) million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $54.4 million, offset by general and administrative costs of $12.1 million (including PSU payouts), other expenses of $6.1 million (including the accrual for social security premiums) and income taxes paid of $0.5 million. The change in non-cash working capital of ($8.2) million mainly resulted from increases of $4.7 million and $4.8 million in net taxes receivable and prepaid expenses, respectively, as well as an increase in trade and other receivables partly offset by an increase in trade and other payables (including the accrual for social security premiums) of $4.4 million.

During the six months ended June 30, 2012, the Company’s net cash flows provided by operating activities were $69.3 million, being cash flows before changes in working capital of $55.2 million and changes in non-cash working capital of $14.1 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $64.4 million, offset by general and administrative costs of $7.2 million and income taxes paid of $1.1 million. The change in non-cash working capital of $14.1 million resulted primarily from the collection of taxes receivable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Investing activities

Cash flows used in investing activities were $29.2 million in 2013, compared with $14.6 million in 2012. The majority of the outflows in 2013 and substantially all of the outflows in 2012 were for capital expenditures at the San Dimas Mine, mainly being exploration and delineation drilling and drifting and mine development. In addition, the Company spent $3.2 million on the mill expansion project to increase throughput to 2,500 TPD and $1.4 million to initiate a project to expand the power capacity at its hydroelectric facility that is expected to be completed by the end of 2014. In 2013, the Company also used $4.6 million of cash as part of the acquisition of Cerro, and investment in Santana.

Financing activities

The Company used $6.9 million of cash for financing activities in 2013, comprising the $7.8 million excess free cash flow payment made relating to the promissory note (see “Debt” below), partially offset by $0.9 million of cash received upon the exercise of stock options.

The Company used $9.4 million of cash for financing activities in 2012 for the repayment of the first $5 million principal repayment of the promissory note (see “Debt” below) and $4.4 million of interest thereon.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to DMSL, a subsidiary of Goldcorp. The convertible note was fully repaid in August 2012.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013.

The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
  Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note, and up to $5 million per year on account of acquisition opportunities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Liquidity outlook

As at June 30, 2013, the Company had cash of $130.4 million and working capital of $120.8 million. Management estimates that based on spot prices at the point of writing this MD&A, San Dimas will generate average annual after-tax operating cash flows of approximately $100 million. The Company expects its current cash resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations and certain potential acquisition opportunities for the foreseeable future. Nonetheless, in order to enhance its financial flexibility, the Company is in negotiations with a major financial institution to secure a revolving line of credit of $50 million, which it expects to complete in Q3 2013, and is also considering other financing initiatives.

When the Company purchased the San Dimas mine it assumed a silver purchase agreement under which the majority of silver produced at the mine was sold at a fixed price of approximately $4 per ounce. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s cash flow over the five-year duration of the ruling (which expires at the end of 2014). Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

The Company expects to spend approximately $45 million on capital expenditures at the San Dimas mine in 2013, with approximately 52% of 2013 capital expenditures allocated to projects and 48% to operations. The 2013 project capital includes the mill expansion to 2,500 TPD ($10.7 million), the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term waste disposal at San Dimas and the initial expenditure to increase the capacity of the Company’s hydro-electric facility ($3 million). In addition, the Company expects to spend approximately $15.4 million on exploration, aimed towards increasing reserves and resources and defining higher-grade underground ore. The exploration work will be divided between district exploration (field activities and exploration drilling from surface on the San Dimas property as well as the Ventanas property) and mine exploration (delineation and exploration drilling and drifting from underground in the San Dimas mine). The mine exploration program includes approximately 54,000 metres of diamond drilling and 3,900 metres of exploration drifting. The district exploration program includes approximately 19,000 metres of drilling and will focus mainly on new discoveries as well as on the surface features of the known underground veins. For the six months ended June 30, 2013, the Company had spent $24.8 million on capital expenditures at San Dimas including exploration, leaving $32.6 million to be spent in the second half of 2013.

Capital expenditures for the Cerro del Gallo project

The Company completed the acquisition of Cerro on May 22, 2013. After the spinout of Cerro’s non-Cerro del Gallo assets to Santana, Cerro’s only mining property was its 69.2% interest in the Cerro del Gallo project. The Company has reduced its estimated capital spending in 2013 to approximately $15 million (on a 100% ownership basis) in order to advance the project to a construction decision. This spending is expected to be sufficient to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program, including condemnation drilling. The Company expects to make a construction decision early in the fourth quarter of 2013. Given the recent profound decline in the gold price the Company is committed to advancing the project to a construction decision with a limited investment and will make a construction decision based on the market conditions and the return expected from the project at the end of the year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The May 2012 Definitive Feasibility Study (“DFS”)1 on the Cerro del Gallo project contemplated only a phase one (“Phase I”) heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. In March 2011, a preliminary assessment identified a potential phase two (“Phase II”) addition of carbon-in-leach (“CIL”) processing of fresh rock commencing in year 5.

Following the acquisition of the Cerro del Gallo project Primero commenced an assessment of the alternatives to the long term development of the project which include a heap leach only operation (Phase I), an accelerated timetable for the CIL processing facility (Phase II) and a CIL only operation. The key elements of the assessment will be the trade-off between capital and metal recovery as well as the impact of various processing approaches to the reserve and resource base. Further drilling is part of this assessment program and will focus on the detailed metallurgical characterization of the transition zone as well as the unoxidized mineralization at depth and lateral to ore considered in the Phase I development plan. The exploration work also being conducted concurrently will be an important component for the development decision. The Company expects to complete its assessment by early in the fourth quarter of 2013 concurrent with its construction decision.

Primero expects to spend approximately $4 million of the budgeted $15 million in 2013 on exploration. The exploration program includes 12,000 metres of infill drilling and condemnation drilling as well as regional mapping and geochemical assessment. This is the first exploration program conducted on the Cerro del Gallo property since 2008. The infill drilling program is designed to convert inferred resources to indicated resources in the central part of the mineralized zone. The Company expects to publish an updated Reserve and Resource estimate for Cerro del Gallo in early 2014. The condemnation drilling program is designed to sterilize the area for future waste dump and leach pads.

Recent Mexican Congress Tax Proposal

On April 25, 2013, the lower chamber of the Mexican Congress approved a proposal that will require holders of mining concessions currently in production to pay a new mining royalty; the bill is yet to be approved by the Senate. The royalty proposal is expected to be determined by applying 5% to the taxable income of the mine in accordance with existing Mexican Income Tax Law (“MITL”), but excluding deductions in the MITL for interest, foreign exchange, mining taxes and fees, depreciation and amortization. Foreign exchange gains and losses, and inflationary adjustments would also be excluded. Tax loss carry-forwards may not be applied to reduce income subject to the royalty. There is nothing in the proposal that indicates whether the royalty paid would be deductible for income tax purposes, however, in the absence of specific wording otherwise, it should be tax deductible. If the royalty is tax deductible, the effective rate is expected to be approximately 3.6% instead of 5%.

Based on the proposal, the royalty would be paid on an annual basis by the end of March of the following year. All concession holders would report the production and their calculation of the 5% royalty determination, subject to cancellation of the concession for not reporting or submitting false information. The proposal is expected to be sent to the Senate for approval in September 2013 and, if approved, then to the President for signing into law (or reversion back to Congress for amendment). The Company estimates that the annual royalty applicable to the San Dimas mine could amount to approximately $4 million in 2014.

Mining companies may be able to undertake community development projects in lieu of the royalty. Under the proposal, in each state, a committee for the regional development of mining areas would be created, with representatives from the federal, state and municipal governments, native communities, and the mining companies operating in the State. This committee would establish infrastructure and public works projects to benefit the areas surrounding mining activity that should be carried out by each mining company. The expenses associated with these projects would be allowed as credits against the royalty.

_______________________________
1 Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Related party transactions

At June 30, 2013, Goldcorp owned approximately 27% of the Company’s common shares. The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. In addition, DMSL owns 30.8% of the entity which owns the Cerro de Gallo project. Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note (Note 10).

During the three and six months ended June 30, 2013, $5,000 and $0.3 million (2012 - $0.3 million and $1.6 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at June 30, 2013, the Company had an amount payable of $2.3 million owing to DMSL (December 31, 2012 - $2.3 million) and an amount receivable from Goldcorp Inc. of $nil (December 31, 2012 - $0.3 million).

Shares issued

The Company issued 17,983,956 shares to acquire Cerro and 245,000 shares upon the exercise of stock options in the six months ended June 30, 2013.

Outstanding Share Data

Shareholders’ equity as at June 30, 2013 was $684.7 million compared to $571.7 million as at December 31, 2012.

Share Capital

As at June 30, 2013, the Company had 115,434,578 common shares outstanding (97,205,622 as at December 31, 2012). As at the date of this MD&A, the Company had 115,444,578 common shares outstanding.

Options

As at the date of this MD&A, the Company had 8,346,015 options outstanding with a weighted average exercise price of Cdn$5.85; of these 8,036,015 were exercisable with a weighted average exercise price of Cdn$5.85.

Common Share Purchase Warrants

As at June 30, 2013 and the date of this MD&A, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share, all of which are exrcisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

PSUs exercisable into shares

As at June 30, 2013, the Company had 262,407 Directors PSUs outstanding, of which 100,289 PSUs vest and expire on December 1, 2013, 100,289 PSUs vest and expire on December 1, 2014 and 61,829 PSUs vest and expire on December 1, 2015. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at June 30, 2013, the Company had 311,172 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which vest and expire between May 10, 2014, and December 31, 2016. A person holding 2013 PSUs is entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING STANDARDS

Changes in accounting policies and future accounting pronouncements

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the International Accounting Standards Board (“IASB”) in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. With the acquisition of Cerro on May 22, 2013, the Company acquired a 69.2% interest in the Cerro del Gallo project, which is planned to be an open pit mine. The Company will apply the provisions of IFRIC 20 to the Cerro del Gallo project and develop a policy for allocation of costs once stripping activity begins.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations from those that will not be reclassified. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation- Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights. The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011).

The Company adopted IFRS 11 on January 1, 2013 on a retrospective basis. There was no impact on the Company’s financial statement in the prior period. The Company accounts for its investment in the entity which owns the Cerro del Gallo project as a joint operation.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At June 30, 2013, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves and the portion of mineralization expected to be recovered from the mines. If estimates of reserves and mineralization expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and mineralization expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the three months and six months ended June 30, 2013, as a result of the rapid and significant decline in commodity prices, the Company reviewed its mining properties for impairment. This review was based upon the expected discounted future net cash flows to be generated from the San Dimas Mine and Cerro del Gallo project and it was concluded that there was no impairment (as discussed above under “Mining interests and impairment” under “REVIEW OF OPERATIONS - THREE MONTHS ENDED JUNE 30, 2013 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2012”). If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets.

At June 30, 2013, the expected future cash flows of the San Dimas Mine and Cerro del Gallo project were derived from the Company’s most recent estimates of proven and probable reserves and value beyond proven and probable. Other estimates included in the expected future cash flows from the San Dimas Mine and the Cerro del Gallo project were, a long-term gold price of $1,327 and a discount rate of 6.8% for reserves and resources and 8.5% for exploration potential.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to income over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at June 30, 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Share-based payments

For equity-settled stock option awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and six months ended June 30, 2013. At June 30, 2013, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At June 30, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at June 30, 2013 consist of cash, trade and other receivables, long-term investments, trade and other payables, and debt.

At June 30, 2013 the carrying amounts of cash, trade and other receivables, trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The Company’s 19.99% investment in Santana Minerals Limited ("Santana"), acquired as part of the Cerro transaction, has been classified as a long-term investment.

The fair value of the promissory note upon initial recognition was considered to be its face value and has subsequently been carried at amortized cost. At June 30, 2013, the fair value of the promissory note was $33.4 million using a discounted future cash-flow analysis.

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The Company closely monitors its financial assets, invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at June 30, 2013 is considered to be negligible.

The Company’s maximum exposure to credit risk at June 30, 2013 and December 31, 2012 was as follows:

	June 30, 2013	December 31, 2012
		$

Cash	130,390	139,244
Trade and other receivables	3,714	3,792
Taxes receivable	12,554	5,914

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2013:

					December
					31,
		June 30, 2013			2012
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables	21,031	-	-	21,031	23,645
Share-based compensation payable (PSUP)	6,977	5,369	-	12,346	16,864
Taxes payable	2,800	-	8,370	11,170	8,264
Liability for social security payments	6,911	-	-	6,911	-
Promissory note and interest	7,057	29,649	-	36,706	45,196
Minimum rental and operating lease payments	856	1,532	-	2,388	2,836
Reclamation and closure cost obligations	2,131	2,283	24,402	28,816	28,869
Commitment to purchase plant and equipment	20,859	-	-	20,859	3,694
	68,622	38,833	32,772	140,226	129,368

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The total operating lease expense during the three and six months ended June 30, 2013 was $0.2 million and $0.4 million, respectively (2012 - $0.1 million and $0.3 million, respectively).

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk.

During the three and six months ended June 30, 2013, the Company recognized a gain of $0.7 million and a loss of $0.7 million, respectively, on foreign exchange (2012 - loss of $1.3 million and gain of $0.2 million, respectively).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

	(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

	(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

Other risks and uncertainties

In 2013, there have been no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2012 year-end MD&A or the Company’s Annual Information Form for the year ended December 31, 2012, which are available on the Company’s website www.primeromining.com and on the Company’s profile at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no material change in internal controls of the Company during the three and six months ended June 30, 2013 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas mine, the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo, actual results of reclamation activities at the San Dimas mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Cerro del Gallo project, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver, the ability of the Company to comply with environmental, safety and other regulatory requirements, expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision, the completion of development or construction activities, including the construction of the Cerro del Gallo mine, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation, and the ability of the Company to maintain effective control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo project will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete mill expansion at San Dimas, development and exploration plans; risks associated with developing the Cerro del Gallo project; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2012 as filed on SEDAR for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

Joseph F. Conway
President, CEO and Director